[redacted]

SI MISSION

09057856

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 40088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENROD FINANCIAL SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

574 STATE HWY 248, PO BOX 220
(No. and Street)

BRANSON MO 65615
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TAMARA L HASLAR 417-334-3455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVERS & COMPANY CPA'S JO L MOORE, CPA
(Name – *if individual, state last, first, middle name*)

520 DIX ROAD JEFFERSON CITY MO 65109
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, ANDREW N PENROD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENROD FINANCIAL SERVICES INC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT
Title

Notary Public
TAMARA L HASLAR, MARCH 27, 2011

" NOTARY SEAL "
Tamara L. Haslar, Notary Public
Christian County, State of Missouri
My Commission Expires 3/27/2011
Commission Number 07497389

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Evers & Company, CPA's, L.L.C.
Certified Public Accountants and Consultants

Elmer L. Evers
Jerome L. Kauffman
Richard E. Elliott
Dale A. Siebeneck
Keith L. Taylor
Jo L. Moore

February 23, 2009

Donald Penrod, Shareholder
Penrod Financial Services, Inc.

We have audited the financial statements of Penrod Financial Services, Inc. for the year ended December 31, 2008, and have issued our report thereon dated February 23, 2009. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated January 14, 2009, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Penrod Financial Services, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2008. We noted no transactions entered into by the Institution during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

520 Dix Road • Jefferson City, Missouri 65109 • 573/635-0227 • FAX 573/634-3764
Village Green Shopping Center • 1021 W. Buchanan Street, Ste. 10 • California, Missouri 65018 • 573/796-3210 • FAX 573/796-3452
4571 Hwy. 54, Suite A • Osage Beach, Missouri 65065 • 573/348-4141 • FAX 573/348-0989

Member AGN Affiliated Offices Worldwide

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

Management's estimate of the allowance for doubtful accounts is based on historical sales, historical loss levels, and an analysis of the collectibility of individual accounts. We evaluated the key factors and assumptions used to develop the allowance in determining that it is reasonable in relation to the financial statements taken as a whole.

The disclosures in the financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was:

The disclosure of related party transactions in Note 2 to the financial statements.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. None of the misstatements detected as a result of audit procedures were of the nature that they are required to be communicated to management.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 23, 2009.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Institution's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Our Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Institution's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the shareholder and management of Penrod Financial Services and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Evers & Company, CPA's, LLC

EVERS & COMPANY, CPA's, L.L.C.
Jefferson City, Missouri

PENROD FINANCIAL SERVICES, INC.

Branson, Missouri

INDEPENDENT AUDITORS' REPORT

For the Year Ended December 31, 2008

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows (Indirect Method)	5
NOTES TO THE FINANCIAL STATEMENTS	6 - 7
ACCOMPANYING INFORMATION:	
Statement of Changes in Financial Position	8
Statement of SIPC Annual General Assessment and Payments	9
Computation of Net Capital	10
Report on Internal Control Required by SEC Rule 17a-5	11 – 13

Evers & Company, CPA's, L.L.C.
Certified Public Accountants and Consultants

Elmer L. Evers
Jerome L. Kauffman
Richard E. Elliott
Dale A. Siebeneck
Keith L. Taylor
Jo L. Moore

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Of **Penrod Financial Services, Inc.**

We have audited the accompanying statement of financial condition of **Penrod Financial Services, Inc.** as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Penrod Financial Services, Inc.** as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evers & Company, CPA's, LLC

EVERS & COMPANY, CPA's, L.L.C.
Jefferson City, Missouri

February 23, 2009

520 Dix Road • Jefferson City, Missouri 65109 • 573/635-0227 • FAX 573/634-3764
Village Green Shopping Center • 1021 W. Buchanan Street, Ste. 10 • California, Missouri 65018 • 573/796-3210 • FAX 573/796-3452
4571 Hwy. 54, Suite A • Osage Beach, Missouri 65065 • 573/348-4141 • FAX 573/348-0989

Member AGN Affiliated Offices Worldwide

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Current Assets:				
Cash and cash equivalents	$	7,566.25		
Receivables from Brokers or Dealers:				
Commissions Receivable - Listed		683.43		
Commissions Receivable - Other		80.00		
Other Current Assets:				
Funds on Deposit at Clearing Agency		10,778.23		
Prepaid Fidelity Bond		466.68		
Total Current Assets	$	19,574.59		
TOTAL ASSETS			$	19,574.59

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:				
Payable to Non-Customers:				
Commissions Payable	$	241.21		
Accounts Payable		2,733.62		
Total Current Liabilities			$	2,974.83
Total Liabilities				2,974.83
Stockholder's Equity:				
Common Stock-30,000 Shares, $1 Par Value Authorized; 500 Shares Issued and Outstanding		500.00		
Additional Paid in Capital		15,560.10		
Retained Earnings		539.66		
Total Stockholder's Equity				16,599.76
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$	19,574.59

See accompanying notes to the financial statements.

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF INCOME
Fot the Year Ended December 31, 2008

Revenue:		
Commission Income from Security Transactions	$ 195,833.88	
Other Revenue:		
Interest Income	311.00	
Total Revenue		$ 196,144.88
Expenses:		
Commissions paid to others	68,750.25	
Commissions paid to Other Broker-Dealer-Clearing	3,851.48	
Regulatory Fees and Expenses:		
Licensing Fees	5,262.45	
SIPC Assessment	150.00	
MSRB Annual Fee	300.00	
Other Expenses:		
Advertising	3,627.40	
Annual Registration	27.00	
Bank Charges	154.00	
Cleaning Expense	2,372.63	
Fidelity Bond Expense	560.00	
Insurance	303.00	
Office Supplies	7,871.88	
Meeting	78.84	
Payroll	7,234.16	
Postage and Printing	3,474.26	
Professional Fees	8,930.45	
Rent Expense	8,100.00	
Repairs	71.24	
Seminars and training	750.00	
Subscriptions	3,051.16	
Taxes	201.53	
Telephone	6,584.41	
Travel & Entertainment	2,387.12	
Utilities	1,308.92	
Total Expenses		135,402.18
Net Income		$ 60,742.70

See accompanying notes to the financial statements.

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, Beginning of Year	$ 500.00	$ 15,560.10	$ 9,866.46	$ 25,926.56
Net Income	-	-	60,742.70	60,742.70
Less: Distributions to Shareholder	-	-	(70,069.50)	(70,069.50)
Balance, End of Year	$ 500.00	$ 15,560.10	$ 539.66	$ 16,599.76

See accompanying notes to the financial statements.

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF CASH FLOWS (INDIRECT METHOD)
For the Year Ended December 31, 2008

Cash Flows from Operating Activities:	
Net Income	$60,742.70
Adjustment to Reconcile increase(decrease) in net income to net cash provided by operating activities:	
(Increase)decrease:	
Receivables from Brokers/Dealers Clearance Account	(114.49)
Receivables from Commissions	(640.87)
Receivables from Non-Customer Commissions	150.01
Increase(decrease):	
Commissions Payable	(64.58)
Accounts Payable	(1,092.36)
Net Cash Provided by Operating Activities	58,980.41
Cash Flows from Financing Activities:	
Distributions to Shareholder	(70,069.50)
Net Cash Used in Financing Activities	(70,069.50)
Increase(Decrease) in Cash and Cash Equivalents	(11,089.09)
Cash and Cash Equivalents at Beginning of Year	18,655.34
Cash and Cash Equivalents at End of Year	$ 7,566.25

See accompanying notes to the financial statements.

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business
Penrod Financial Services, Inc. is a registered broker/dealer company. It is a member of the Financial Industry Regulatory Authority (FINRA). The FINRA which operates subject to Securities and Exchange oversight, is the largest non-governmental regulatory for all securities firms doing business in the United States.

A summary of significant accounting policies follows:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable
The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for federal and state income taxes on his respective share of the Company's net income on his individual income tax returns.

Securities Transactions
Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have reached their contractual settlement date are recorded at net on the statement of financial condition.

NOTE 2 – RELATED PARTY TRANSACTION:

The sole shareholder of Penrod Financial Services, Inc. is also the sole shareholder of Penrod Agency Inc., dba Penrod Financial Group, an insurance agency. Penrod Financial Services, Inc. reimburses Penrod and Company for their pro rata share of overhead expenses. The allocation percentage used for the year ended December 31, 2008 was 75%. The following amounts were paid to Penrod and Company for the year ended December 31, 2008:

Cleaning Expense	$ 2,372.63
Office Supplies	7,871.88
Postage	2,323.80
Printing	1,150.46
Professional Fees	8,737.50
Rent	8,100.00
Subscriptions	3,051.16
Telephone	6,584.41
Utilities	1,308.92
Payroll	7,234.16
	$ 48,734.92

At December 31, 2008, Penrod Financial Services, Inc. owed Penrod and Company $2,733.62 for overhead expenses.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $16,599.76, which was $11,599.76 in excess of its required net capital of $5,000.

ACCOMPANYING INFORMATION

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF CHANGES IN FINANCIAL POSITION
For the Year Ended December 31, 2008

Working Capital Provided by:		
Net Income from Operations	$ 60,742.70	
Total Sources		$ 60,742.70
Working Capital Used for:		
Distributions to Shareholder	70,069.50	
Total Uses		(70,069.50)
Increase (Decrease) in Working Capital		$ (9,326.80)

Changes in Components of Working Capital:

	Beginning of Year	End of Year	Increase (Decrease)
Current Assets:			
Cash and Cash Equivalents	$ 18,655.34	$ 7,566.25	$ (11,089.09)
Commissions Receivable - Listed	42.56	683.43	640.87
Commisions Receivable - Other	230.01	80.00	(150.01)
Funds on Deposit at Clearing Agency	10,663.74	10,778.23	114.49
Prepaid Fidelity Bond	466.68	466.68	-
Net change in current assets			(10,483.74)
Current Liabilities:			
Commissions Payable	305.79	241.21	64.58
Accounts Payable	3,825.98	2,733.62	1,092.36
Net change in current liabilities			1,156.94
Increase (Decrease) in Working Capital			$ (9,326.80)

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF SIPC ANNUAL GENERAL ASSESSMENT AND PAYMENTS
For the Year Ended December 31, 2008

Required Payment Per SIPC Instructions	$ 150.00

Schedule of Payments Made:

Date	Amount
January 17, 2008	$ 150.00

The above payment represents the SIPC annual assessment for 2008.

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

COMPUTATION OF NET CAPITAL
For theYear Ended December 31, 2008

Stockholder's Equity from Statement of Financial Condition		$ 16,599.76
Less Deductions for Non Allowable Assets:		
Prepaid Fidelity Bond	(466.68)	
Interest on Clearing Account	(778.23)	
Total Deductions for Non Allowable Assets		(1,244.91)
Net Capital before Haircuts *		15,354.85
Less Haircut: Franklin Money Fund		(131.95)
Net Capital		$ 15,222.90

* Haircuts are deductions from the net capital of certain percentages of the market value of securities and commodity futtures contracts that are long and short in the capital and proprietary accounts of a broker-dealer and in the accounts of partners. These deductions are solely for the purpose of computing net capital and are not entered on the books.

There are no material differences between this Net Capital calculation compared to the broker-dealer's unaudited Part II.

Evers & Company, CPA's, L.L.C.
Certified Public Accountants and Consultants

Elmer L. Evers
Jerome L. Kauffman
Richard E. Elliott
Dale A. Siebeneck
Keith L. Taylor
Jo L. Moore

To the Officers of
Penrod Financial Services, Inc.

In planning and performing our audit of the financial statements of Penrod Financial Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

520 Dix Road • Jefferson City, Missouri 65109 • 573/635-0227 • FAX 573/634-3764
Village Green Shopping Center • 1021 W. Buchanan Street, Ste. 10 • California, Missouri 65018 • 573/796-3210 • FAX 573/796-3452
4571 Hwy. 54, Suite A • Osage Beach, Missouri 65065 • 573/348-4141 • FAX 573/348-0989

Member AGN Affiliated Offices Worldwide

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Penrod Financial Services, Inc. as of and for the year ended December 31, 2008 and this report does not affect our report thereon dated February 23, 2009.

Organizational Structure

The size of the Company's accounting and administrative staff precludes certain internal controls that would be preferred if the office staff were large enough to provide optimum segregation of duties. The president should continue to remain involved in the financial affairs of the Company in order to provide an overview of transactions and the internal control structure.

Internal Control Structure

We are required to give consideration to the Company's ability to prepare financial statements and related note disclosures, as well as the oversight of the financial reporting process by those charged with governance. The Company does not have in place controls that would assure the preparation of internal financial statements and related note disclosures in accordance with generally accepted accounting principles. The Company engages the independent auditors to draft the financial statements, which includes drafting the primary financial statements and the disclosures, as well as performing procedures to ensure that the disclosures are complete. Once drafted, the financial statements are submitted to the Company for review and approval. While this practice is common and practical, we must inform those charged with governance that this must be considered a material weakness in internal control since the financial statement preparation cannot be performed in-house.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for those items described as material weaknesses, believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Evers & Company, CPA's, LLC

EVERS & COMPANY, CPA's, L.L.C.
Jefferson City, Missouri

February 23, 2009

END